Exhibit 99.32

Concordia Healthcare Corp. Provides Corporate Update

TORONTO – February 12, 2015 – Concordia Healthcare Corp., (“Concordia”) (TSX: CXR) (OTCQX: CHEHF), today provided a corporate update on various matters, including its Phase 3 clinical trial to treat a rare form of bile duct cancer.

Concordia enrolls first Korean patient in Phase 3 bile duct cancer trial

Concordia announced today it has enrolled its first patient in its Phase 3 bile duct cancer trial in Korea. The OPUS trial is a global Open-label, multicenter, randomized Phase 3 Study that will evaluate the efficacy and safety of Photodynamic therapy (PDT) with PHOTOFRIN® (porfimer sodium) for injection as treatment for Unresectable, advanced perihilar cholangiocarcinoma (CCA) Bismuth type III/IV. Cholangiocarcinoma or bile duct cancer, is a rare disease with a poor prognosis.

The trial is expected to enroll 200 patients from North America, Switzerland, Germany, and South Korea. In addition to sites in North America and Europe, five sites have been initiated in South Korea. Concordia announced in November that Thomas Jefferson University in Philadelphia, PA enrolled the first U.S. patient in the trial.

“The global scope of this trial, which extends from South Korea to Europe to the U.S. and Canada, plus the support of all our investigators in moving quickly to qualify sites and begin enrolling patients, is critical to finding what we hope will be an effective treatment for this deadly orphan disease,” said Mark Thompson, CEO of Concordia.

Concordia’s presence in Southeast Asia also includes its recent exclusive trademark license and product distribution agreement with Union Med. Limited (“Union”), a leader in providing hospitals throughout China with photodynamic therapies for cancerous and non-cancerous tumors. Under the Distribution Agreement, Union will import, clinically develop (if necessary), gain regulatory approval for, distribute, market and sell PHOTOFRIN throughout the People’s Republic of China, Hong Kong, Macau and Taiwan.

Cholangiocarcinoma is a rare disease with only about 4,000 to 5,000 new cases diagnosed annually in the United States; however it is more prevalent in Southeast Asia, mostly because a parasitic infection that can cause bile duct cancer is much more common therei. Because the bile duct is located deep inside the body, early tumors cannot be seen or felt by healthcare providers during routine physical exams, leading to diagnosis only after symptoms appear and the disease has advanced. There are currently no approved, effective therapies available and as a result, most people with perihilar CCA have about a two percent chance of surviving at least five yearsii.

“There remains an urgent, unmet need for treatments for individuals diagnosed with bile duct cancer, a rare cancer that is much more prevalent in Southeast Asia than in other parts of the world. The breadth of data collected from study sites in Southeast Asia, plus those in Europe and the U.S., will help differentiate Photodynamic Therapy with PHOTOFRIN as a treatment well-suited to those individuals with rare, hard-to-treat or hard-to-reach cancers,” said Young Koog Cheon, M.D., Ph.D., professor, Digestive Disease Center, Konkuk University School of Medicine, Seoul, Korea.

PHOTOFRIN is indicated for the treatment of esophageal cancer, non-small-cell lung cancer and high-grade dysplasia in Barrett’s esophagus. PHOTOFRIN was granted orphan drug designation (ODD) by the FDA in 2001 for the ablation of High-Grade Dysplasia in Barrett’s Esophagus in patients who are not considered to be candidates for esophagectomy, in 2004 for cholangiocarcinoma, a rare cancer in the ducts that carry bile from the liver to the small intestine, and in 2011 as adjuvant therapy to surgery for the treatment of malignant pleural mesothelioma.

For additional information about PHOTOFRIN, please see full prescribing information available at www.PHOTOFRIN.com.

About the trial

The U.S. Food and Drug Administration has agreed to allow Concordia to conduct the Phase 3 clinical trial per the conditions agreed to in a special protocol assessment or SPA (ClinicalTrials.gov identifier: NCT02082522). An SPA is an agreement with the FDA that the proposed trial design, clinical endpoints and analyses of results of just one trial are acceptable to support regulatory approval.

Concordia to present at RBC Healthcare Conference

Concordia also announced today that Mark Thompson, Chief Executive Officer, will present at the 2015 RBC Capital Markets’ Global Healthcare Conference in New York City.

Concordia is scheduled to present at the New York Palace Hotel on February 24, 2015 at 4:05 pm ET.

A webcast of Concordia’s presentation will be available on the Investors/Events section of the Company’s website at www.concordiarx.com.

Notification from the United States Federal Trade Commission (FTC)

Concordia also announced that its subsidiary, Concordia Pharmaceuticals Inc. (“CPI”), received a civil investigative demand (CID) from the FTC regarding its attention deficit hyperactivity disorder (ADHD) product Kapvay®. The CID is a request for documents and information regarding CPI’s agreements with respect to Kapvay. CPI intends to provide information to the FTC in accordance with the request.

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products, orphan drugs, and medical devices for the diabetic population. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of the following products: ADHD-treatment Kapvay® (clonidine extended release tablets), Head Lice treatment Ulesfia® (benzyl alcohol) Lotion, Asthma-related medication

Orapred ODT® (prednisolone sodium phosphate orally disintegrating tablets), Irritable Bowel Syndrome treatment Donnatal® (belladonna alkaloids, phenobarbital) and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s specialty healthcare distribution (SHD) division, Complete Medical Homecare, distributes medical supplies targeting diabetes and related conditions. Concordia’s orphan division, Concordia Laboratories Inc., manufactures PHOTOFRIN. PHOTOFRIN is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Lenexa, Kansas; Chicago, Illinois; Bridgetown, Barbados; and Charlottesville, Virginia.

Notice regarding forward-looking statements:

This press release includes forward-looking statements regarding Concordia and its business, which may include, but are not limited to, statements with respect to the addition of new sites approved to enroll patients into the clinical trial, the ability to enroll patients into the clinical trial, the ability to obtain necessary approvals, the approval and development of PDT with PHOTOFRIN as a new treatment for certain forms of cancer, the acceleration of product development, the ability, potential and/or effectiveness of PDT with PHOTOFRIN to combat certain forms of cancer, the ability of PHOTOFRIN to provide better treatment options, the ability and/or potential of PDT with PHOTOFRIN to prolong the life of anyone affected by certain forms of cancer, medical community support and requirements for new treatments such as PDT with PHOTOFRIN, the results and/or success of clinical trials, the ability to expand existing sales of Concordia’s products in certain markets, the receipt of approval to market and distribute Concordia’s products in certain markets, the outcomes and success of distribution arrangements, market opportunities for Concordia’s products, statements with respect to the relationship between Concordia and Union, the FTC investigation, the outcomes of the FTC investigation, compliance with applicable laws and other factors. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the pharmaceutical industry, regulatory investigations, the failure to comply with applicable laws, the failure to obtain regulatory approvals, risks associated with clinical trials (including, without limitation, in respect of patient enrollment into clinical trials), risks relating to the use of Concordia’s products to treat certain diseases, risks relating to distribution arrangements, risks relating to the markets in which Concordia operates and/or distributes its products, economic factors, market conditions, the equity markets generally, risks associated with growth and competition and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Please visit www.concordiarx.com or contact:

Media:

Molly Watson

Ritz Communications

413-454-3926

molly.watson@ritzcommunications.com

Investors:

Adam Peeler

TMX Equicom

416-815-0700 x 225

apeeler@tmxequicom.com

[i]	“What Are the Key Statistics about Bile Duct Cancer?” What Are the Key Statistics about Bile Duct Cancer? American Cancer Society, 1 Nov. 2014. Web. 08 Jan. 2015.
ii	SEER Stat Fact Sheet: Cancer of the Liver and Intrahepatic Bile Duct (SEER 18 2004-2010, All Races, Both Sexes by SEER Summary Stage 2000). National Cancer Institute. Retrieve 8 January 2015 from http://seer.cancer.gov/statfacts/html/livibd.html